CLEARINGBID MARKETS, INC.
(A Wholly-Owned Subsidiary of ClearingBid, Inc.)

**Financial Statements and
Supplemental Information (With
Report of Independent Registered
Public Accounting Firm Thereon)
Form X-17a-5, Part III
As of December 31, 2019 and for
year then ended
Confidential Pursuant to
Rule 17a-5(e)(3)**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69646

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/20___ AND ENDING ___12/31/20___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Clearingbid Markets, Inc.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SIX LANDMARK SQUARE Suite 403
                                    (No. and Street)

Stamford   06901
(City)   (State)   (Zip Code)

OFFICIAL USE ONLY
_____
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
                    (Name – *if individual, state last, first, middle name*)

14411 Broadway 23 Fl	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

_____

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, __Edwin Scanlon_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Clearingbid Markets, Inc._____ , as of __December 31,_____ , 20 __20____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____


_____
Signature

CCO
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of ClearingBid Markets, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ClearingBid Markets, Inc. (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2016.

March 1, 2021

WithumSmith+Brown, PC 1411 Broadway, 9th Floor, New York, New York 10018-3496 **T** (212) 751 9100 **F** (212) 750 3262 **withum.com**

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

ClearingBid Markets, Inc.

(A Wholly-Owned Subsidiary of ClearingBid, Inc.)

Statement of Financial Condition

December 31, 2020

ASSETS

Cash	$	34,425
Prepaid Expenses and Other Current Assets		2,132
Due from Parent		3,290
TOTAL ASSETS	$	39,847

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts Payable and Accrued Expenses	$	19,825
TOTAL LIABILITIES		19,825

STOCKHOLDER'S EQUITY

Common stock, $0.10 par value, 100 shares authorized, issued and outstanding		10
Additional Paid-In Capital		617,955
Accumulated Deficit		(597,943)
Total Stockholder's Equity		20,022
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	39,847

ClearingBid Markets, Inc.
 (A Wholly-Owned Subsidiary of ClearingBid, Inc.)
Notes to Financial Statements

1. **Organization and Nature of Business**

   ClearingBid Markets, Inc. (the "Company") was incorporated in the State of Delaware on March 20, 2015. The Company is wholly-owned by ClearingBid, Inc. (the "Parent"). The Company's principal operation is to engage in private placement activity and advisory services. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") effective May 16, 2016 (Commencement of Operations).

2. **Liquidity and Related Party Transactions**

   As the Company has earned no revenue, the Company relies on the Parent for support. The Parent has the financial wherewithal and intent to support the Company on an as needed basis. The Company has an expense sharing agreement with the Parent. Expenses such as consulting and travel are allocated to the Company as needed. There were no allocated expenses incurred for the year ended December 31, 2020 by the Company under this agreement. Approximately $3,290 is due from Parent at December 31, 2020.

   As of December 31, 2020, the Company's available cash approximated $34,000 and liabilities approximated $20,000. In connection with the Company's assessment of going concern considerations in accordance with ASU 2014-15, "Disclosures of Uncertainties about an Entity's Ability to Continue as a Going Concern", management has determined that the Company's support from its Parent is sufficient to fund the working capital needs of the Company until the earlier of one year from the date of issuance of these financial statements or the occurrence of sufficient future revenue transactions.

3. **Summary of Significant Accounting Policies**

   Basis of Presentation
   These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") and pursuant to the rules and regulations regarding financial reporting of the SEC.

   Income Taxes

   The Company is a C-corporation and accounts for income taxes in accordance with ASC 740. Deferred income tax assets and liabilities are computed as the difference between the financial statement and tax bases of assets and liabilities based on presently enacted tax laws and rates. Valuation allowances are established to reduce deferred tax assets when it is deemed more likely than not that such assets will not be realized. As of December 31, 2020, the Company had a deferred tax asset, primarily related to its net operating carryforward loss, of approximately $100,800 and has recorded a full valuation allowance. Total federal, New York State and New York City NOLs are approximately $585,000.

   Approximately $484,000 of accumulated Federal NOL incurred in the years before 2019 which will expire in 20 years starting in 2036 through 2038 and approximately $160,000 which will be carry forward indefinitely.

ClearingBid Markets, Inc.
(A Wholly-Owned Subsidiary of ClearingBid, Inc.)
Notes to Financial Statements

3.   **Summary of Significant Accounting Policies (continued)**

Income Taxes (continued)

Uncertain tax positions are recorded in accordance with Accounting Standards Codification (ASC) 740, Accounting for Income Taxes, on the basis of a two-step process, whereby (1) the Company determines whether it is more likely than not the tax positions would be sustained on the basis of the technical merits of the position taken and (2) for those tax positions that meet the more-likely-than not recognition threshold, the Company would recognize the largest amount of tax benefit that is more than 50% likely to be realized upon the ultimate settlement with the related tax authority. The Company's policy is to record interest and penalties associated with uncertain tax positions as a component of general and administrative expenses. As of December 31, 2020, the Company has not recorded any uncertain tax positions or interest and penalties.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Cash and Restricted Cash

The following table provides a reconciliation of cash and restricted cash reported within the Statement of Financial Condition that sum to the total of the same such amounts shown in the Statement of Cash Flows at December 31, 2020 and December 31, 2019.

	December 31, 2020	December 31, 2019
Cash	$ 34,425	$ 25,984
Security deposit		4,125
Total cash and restricted cash shown in the statement of cash flows	$ 34,425	$ 30,109

Allowance for credit losses

Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances.

3. Summary of Significant Accounting Policies (continued)

Allowance for credit losses (continued)

The Company identified fees receivable carried at amortized cost as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening accumulated deficit as of the beginning of the first reporting period it is effective. The Company believes there is no impact to opening member's equity upon adoption of ASC 326.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees receivables is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards.

Cash

The Company considers all highly-liquid debt instruments with original maturities of three months or less to be cash equivalents. The Company considers money market accounts and money market funds to be cash equivalents.

The Company maintains its cash balances in a financial institution which is insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company's account balances that are non-interest bearing accounts are subject to the Dodd-Frank Walk Street Reform and Consumer Protection Act (the "Act"). The Company's interest bearing cash balances may exceed the FDIC coverage of $250,000. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

4. Regulatory Net Capital Requirement

The Company is a member of FINRA and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company's net capital was approximately $17,800 which was approximately $12,800 in excess of its minimum requirement of $5,000.

5. Concentration

The Company maintains all of its cash in one financial institution, which at times, may exceed federally insured limits. The Company has not experienced any loss in this account and believes it is not subject to any significant credit risk.

6. **Risks and Uncertainties**

During the 2020 calendar year, the World Health Organization has declared the outbreak of the coronavirus ("Covid-19") to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact of financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period the Company's results may be materially affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

7. **Subsequent Events**

8. The Company has evaluated subsequent events through March 1, 2021, the date the financial statements were available for issuance.